Shelter Rock Capital Group, LLC

Statement of Financial Condition
December 31, 2024

Shelter Rock Capital Group, LLC
Table of Contents
December 31, 2024

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Shelter Rock Capital Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Shelter Rock Capital Group, LLC as of December 31, 2024 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Shelter Rock Capital Group, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Shelter Rock Capital Group, LLC's management. Our responsibility is to express an opinion on Shelter Rock Capital Group, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Shelter Rock Capital Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Shelter Rock Capital Group, LLC's auditor since 2023.

Maitland, Florida

March 29, 2025

Shelter Rock Capital Group, LLC
Statement of Financial Condition
December 31, 2024

Assets

Cash	$	563,774
Accounts receivable		724,741
Right of use asset		732,114
Prepaid expenses		87,710
Equipment, net of accumulated depreciation of $44,070		28,103
Leasehold improvement, net of accumulated depreciation of $5,200		1,800
Security deposit		55,603
Total Assets	$	2,193,845

Liabilities and Member's Equity
Liabilities

Accounts payable and accrued expenses	$	61,132
Lease obligation		809,039
Total Liabilities		870,171
Member's Equity		1,323,674
Total Liabilities and Member's Equity	$	2,193,845

The accompanying notes are an integral part of this statement.

Shelter Rock Capital Group, LLC
Notes to the Statement of Financial Condition
December 31, 2024

1. **Organization and Nature of Business**

   Shelter Rock Capital Group, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company markets and distributes specialized investment management strategies for institutional investors and private placements of securities, merger and acquisition and advisory services.

   The Company is a wholly owned subsidiary of Shelter Rock Capital Holdings, LLC (the "Parent").

   The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including private placements of securities, merger and acquisition and advisory services.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation

   The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

   Use of Estimates

   The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Fair Value of Financial Instruments

   The Company's financial instruments consist of cash, accounts receivable, receivable from affiliated company, and accounts payable. The fair value of cash is based upon the bank balance at December 31, 2024. The fair value of accounts receivable, receivable from affiliated company, and accounts payable is estimated by management to approximate their carrying values at December 31, 2024.

   Fixed Assets

   Equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is based on the straight-line method over the estimated useful life as follows:

Assets	Estimated Useful Life
Equipment	5 Years
Leasehold improvements	Duration of lease

   Accounts Receivable

   Accounts receivable are recorded at the invoiced amount. In estimating any required allowance for doubtful accounts, management considers historical losses adjusted to take into account current

Summary of Significant Accounting Policies (continued)

market conditions and the Company's customers' financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. The Company reviews its accounts receivable monthly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Allowance for doubtful accounts was not required as of December 31, 2024.

Allowance for Credit Losses

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant and expects collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2024.

Revenue Recognition

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Revenues from investment banking and advisory services are recorded in accordance with the terms of the related investment banking and advisory service agreements. These agreements are generally recognized at the point in time that performance obligations under the arrangement is satisfied (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the client. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are included in deferred revenue on the balance sheet. There were no deferred liabilities as of December 31, 2024.

Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. As of December 31, 2024, the amount in excess of the $250,000 FDIC deposit insurance limit was $246,232.

Significant Judgments

Revenue from contracts with customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Income Taxes

The Company is a single member Limited Liability Company. As such, the Company is a disregarded entitiy for tax purposes and is not subject to federal or state income taxes on its income. The Internal Revenue Code provides that any income or loss is passed through to the member for federal and state income tax purposes.

The Company is subject to New York City Unicorporated Business Tax for which it provides income taxes and the related accounts under the asset and liability method. During 2024, there is income allocable to New York City and accordingly, a provision for income taxes is reflected in the accompanying Statement of Operations.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. At December 31, 2024, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

Leases

The Company calculates its operating lease right-of-use asset and operating lease liability using its incremental borrowing rate and terms under the lease agreements. Lease payments for leases with a term of 12 months or less are expensed on a straight-line basis over the term of the lease with no lease asset or liability recognized. The Company amortizes the operating lease right-of-use asset over the lease term.

3. **Equipment and leasehold improvements**

Equipment and leasehold improvements at December 31, 2024 are as follows:

Equipment	$	66,349
Less: accumulated depreciation		(39,884)
	$	26,465
Leasehold improvements	$	7,000
Less: accumulated depreciation		(5,200)
	$	1,800
Furniture	$	5,824
Less: accumulated depreciation		(4,186)
	$	1,638

Depreciation expense for the year ended December 31, 2024 was $15,471.

4. **Exemption from SEC Rule 15c3-3**

The Company has no possession or control obligations under SEC Rule 15c3-3(b) or reserve deposit obligations under SEC Rule 15c3-3(e) in reliance on footnote 74 because its business is limited to:
-Private placements of securities
-Merger and acquisition advisory services

5. **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2024, the Company's net capital was $425,717, which was $416,513 in excess of its minimum requirement of $9,204. The Company's net capital ratio was 0.14 to 1.

6. **Related Party Transactions**

For the year ended December 31, 2024, $53,750 of expenses were incurred and paid by the Company on behalf of the Parent of the Company.

This amount is included in distributions on the statement of changes in member's equity.

Shelter Rock Capital Group, LLC
Notes to the Statement of Financial Condition
December 31, 2024

7. **Concentrations**

During the year ended December 31, 2024, four customers accounted for 70% of the total revenue, and three customers accounted for 96% of the total accounts receivable.

The Company maintains all of its cash in one financial institution, which at times, may exceed federally insured limits. The Company has not experienced any loss in this account and believes it is not subject to any significant credit risk.

8. **Commitments and Contingencies**

Leasing Agreements

The Company has an active lease for office space expiring in February 2029. The lease require monthly lease payments of $18,509 through the expiration date . The Company has agreed to pay for all utilities, real estate taxes, maintenance and insurance. These costs are not included in the measurement of lease assets and liabilities. Future annual minimum rental commitments for the years after the year ended December 31, 2024 are set forth below:

	Base Rent
2025	214,082
2026	222,102
2027	222,102
2028	222,102
2029	37,018
Total	917,405

The office lease charge, including utilities, was $229,287 for the year ended December 31, 2024. The exercise of the lease renewal options is at the sole discretion of the Company. The Company has a $55,603 security deposit at December 31, 2024.

The Company calculated its operating right-of-use assets and operating lease liabilities over the remaining term using its incremental borrowing rate of 6.00%. Amounts reported in the balance sheet in connection with the lease as of December 31, 2024 were as follows:

Right of use asset	$	732,114
Lease liability	$	809,039

The maturities of operating lease liabilities as of December 31, 2024, are as follows:

2024	214,082
2025	222,102
2026	222,102
2028	222,102
2029	37,018
Total lease payments	917,405
Less: Interest	(108,366)
Present value of operating lease liabilities	809,039

The Company had no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2024, or during the year then ended.

9.   **Broker Dealer Segment Reporting**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including private placements of securities, merger and acquisition and advisory services. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company deriver 28 percent of its total revenues from a single external customer in 2024.

10.   **Subsequent Events**

Subsequent events have been evaluated through March 31, 2025, the date the financial statements were filed. There have been no subsequent events requiring recogniztion or disclosure in the financial statements.